

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 29, 2010

By U.S. Mail and Facsimile to: (727) 726-2140

Ralph T. Finkenbrink
Senior Vice President and Chief Financial Officer
Nicholas Financial, Inc.
2454 McMullen Booth Road, Building C
Clearwater, FL 33759

> **Re:** **Nicholas Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **File No. 000-26680**

Dear Mr. Finkenbrink:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel